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EXHIBIT 21

SUBSIDIARIES

    Set forth below is a list of all active subsidiaries of the Registrant, the state or other jurisdiction of incorporation or organization of each, and the names under which subsidiaries do business.

Name	Jurisdiction of Incorporation
USANA Canada Co.	Canada
USANA Australia Pty, Ltd.	Australia
USANA New Zealand Limited	New Zealand
USANA (UK) Limited	United Kingdom
USANA Trading Company, Inc.	Barbados
USANA Hong Kong Limited	Hong Kong
USANA Health Sciences Japan, Inc.	United States, with a branch registered in Japan

    Each subsidiary listed above is doing business under its corporate name.

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SUBSIDIARIES